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19010231

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC Mail Processing

MAR 15 2019

Washington, DC

SEC FILE NUMBER
8- 42786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Center Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2740 Old Elm Hill Pike, Unit 201
(No. and Street)

Nashville (City) TN (State) 37214 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack R. Thacker 276-669-7775
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBMC, PC
(Name - *if individual, state last, first, middle name*)

201 Franklin Road PO Box 1869, (Address) Brentwood, (City) TN (State) 37024-1869 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jack R. Thacker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Center Street Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

AMY WHITE WIDENER COMMONWEALTH OF VIRGINIA NOTARY PUBLIC

Amy White Widener
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #7526089
My Commission Expires
March 31, 2020

Signature

President
Title

Amy White Widener
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTER STREET SECURITIES, INC.

NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

CONTENTS

LBMC MAKE A GOOD BUSINESS BETTER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Center Street Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Center Street Securities, Inc. as of December 31, 2018, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Center Street Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Center Street Securities, Inc.'s management. Our responsibility is to express an opinion on Center Street Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Center Street Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on Page 14 has been subjected to audit procedures performed in conjunction with the audit of Center Street Securities, Inc.'s financial statements. The supplemental information is the responsibility of Center Street Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LBMC, PC

We have served as Center Street Securities, Inc.'s auditor since 2014.

Brentwood, Tennessee
March 14, 2019

CENTER STREET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$ 1,597,458
Receivable from clearing broker	14,224
Receivable from insurance company	363,000
Commissions receivable	571,907
Receivable for dealer reallowance product	71,329
Property and equipment, net	7,940
Software, net	22,640
Prepaid expenses and other assets	124,540
TOTAL ASSETS	$ 2,773,038

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Commissions payable	$ 771,394
Settlement payable	388,000
Income taxes payable	127,521
Accrued expenses and other liabilities	93,594
Advances from representatives	46,833
Deferred tax liability	24,000
TOTAL LIABILITIES	1,451,342
SHAREHOLDER'S EQUITY	
Common stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding	8,000
Additional paid-in capital	292,041
Retained earnings	1,021,655
TOTAL SHAREHOLDER'S EQUITY	1,321,696
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,773,038

See accompanying notes to the financial statements.

CENTER STREET SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES	
Commissions	$ 11,342,294
Service fees	259,432
Non-securities insurance based product revenue	109,697
Dealer reallowance	1,539,028
Other revenue	143,604
TOTAL REVENUES	13,394,054
EXPENSES	
Commissions	9,891,959
Salaries, bonuses and benefits	1,191,044
Insurance and licensing fees	155,681
Brokerage, exchange and clearance fees	138,948
Occupancy & equipment	179,398
Technology	314,286
Travel & entertainment	74,012
Regulatory fees	33,497
Postage and delivery	65,957
Professional fees	180,876
Other expense	90,669
Settlement expense	25,000
TOTAL EXPENSES	12,341,327
INCOME BEFORE INCOME TAXES	1,052,727
PROVISION FOR INCOME TAXES	304,621
NET INCOME	$ 748,106

See accompanying notes to the financial statements.

CENTER STREET SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE - BEGINNING OF YEAR	500	$ 8,000	$ 292,041	$ 473,549	$ 773,590
Net income	-	-	-	748,106	748,106
Dividends paid				(200,000)	(200,000)
BALANCE - END OF YEAR	500	$ 8,000	$ 292,041	$ 1,021,655	$ 1,321,696

See accompanying notes to the financial statements.

CENTER STREET SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

OPERATING ACTIVITIES	
Net income	$ 748,106
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization of computer software	53,634
(Increase) decrease in operating assets:	
Commission receivable	26,252
Deposits with clearing brokers	(3,726)
Receivable from insurance company	(363,000)
Receivable for dealer reallowance product	15,088
Prepaid expenses and other assets	(17,135)
Increase (decrease) in operating liabilities:	
Commissions payable	90,889
Settlement payable	388,000
Income taxes payable	49,736
Accrued expenses and other liabilities	25,659
Advances from representatives	(4,622)
TOTAL ADJUSTMENTS	260,775
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,008,881
INVESTING ACTIVITIES	
Purchase of software	(22,640)
NET CASH USED IN INVESTING ACTIVITIES	(22,640)
FINANCING ACTIVITIES	
Dividends paid	(200,000)
NET CASH USED BY FINANCING ACTIVITIES	(200,000)
NET INCREASE IN CASH	786,241
CASH - BEGINNING OF YEAR	811,217
CASH - END OF YEAR	$ 1,597,458
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for income taxes	$ 248,855

See accompanying notes to the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Center Street Securities, Inc. (the "Company") is registered as an introducing broker with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company has a contractual agreement with one clearing broker. The clearing broker carries the accounts of the Company's customers on their books. The Company receives commissions for sales of various mutual funds, stocks, bonds, 529 plans, variable life and annuities, real estate investment trusts, and limited partnership and direct participation programs.

The Company is a wholly-owned subsidiary of Center Street Holdings, Inc. (the "Parent").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deposits with clearing brokers

On August 13, 2009, the Company executed a secondary correspondent agreement with World Equity Group ("WEG"). WEG conducts business on a fully disclosed basis via a correspondent clearing agreement with Pershing, LLC. The Company has agreed to maintain a deposit account with Pershing, LLC in the amount of $5,000 in accordance with the clearing agreement.

Commissions and other revenues

Commissions income, receivable, expense, payable, and related brokerage, exchange and clearance fees are recorded on a trade-date basis as securities transactions occur.

Advertising and market development

The primary costs incurred regarding advertising and market development are travel and entertainment expenses. Advertising and marketing development costs are expensed as incurred.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions and other revenue and new accounting pronouncement

The Financial Accounting Standards Board issued a new standard ASC 606 on revenue recognition in May 2014, which is effective January 1, 2018. The standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across various companies, aiming at recognizing revenue when the entity satisfied a certain performance obligation. In relation to financial broker dealers, trading commission revenue is deemed to be recognized as an ongoing obligation as of the trade date, which is the single performance obligation for both, trade execution and clearing services. Commissions income, receivable, expense, payable, and related brokerage, exchange and clearance fees are recorded on a trade-date basis as securities transactions occur.

On January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted, and there is no impact to retained earnings

Taxes

The Company is classified as a C corporation under the Internal Revenue Code. The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the parent company who is the taxpayer for federal income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. The Company is liable for state taxes.

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. Such differences are expected to result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

The consolidated federal income tax returns for 2016 and 2017 are open to examination. The Company files income tax returns in certain state jurisdictions. U.S. state jurisdictions have statutes of limitations that generally range from three to five years.

Property, equipment and software

Property, equipment and software are reported at cost, net of accumulated depreciation and amortization, and include improvements that significantly add to productive capacity or extend useful lives. Costs of maintenance and repairs are charged to expense. When depreciable assets are disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain (except trade-ins) or loss is included in operations for the period. Gains on trade-ins are applied to reduce the cost of the new acquisition. Depreciation and amortization is recorded using the straight-line method over the assets' estimated useful lives, except for leasehold improvements, which are depreciated over the shorter of their estimated useful lives or the respective lease term.

In 2018 the Company terminated its contact with a software company that provided document processing and storage and charged $43,807 to expense, the unamortized balance of capitalized software.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2018 and March 14, 2019, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may, at times, exceed statutory limits. The Company has not experienced any losses in such accounts, and management considers this to be a normal business risk.

NOTE 3 - CONCENTRATION OF CREDIT RISK (Continued)

Concentration of sales and revenue The Company uses different product sponsors. The percent of sales and revenue changes depending on the offering and market environment. The offerings of product sponsors are interchangeable, so as an offering is less attractive another from a different product sponsor may be substituted.

NOTE 4 - PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consisted of the following as of December 31, 2018:

Furniture and equipment	$ 51,014
Leasehold improvements	4,892
	$ 55,906
Less accumulated depreciation	(47,966)
	$ 7,940
Software	$ 22,640
Less accumulated amortization	-
	$ 22,640

NOTE 5 - INCOME TAXES

The provision for income taxes consists of the following for the year ended December 31, 2018:

	Current	Deferred	Total
Federal	$ 228,944	$ -	$ 228,944
State	75,677	-	75,677
	$ 304,621	$ -	$ 304,621

The actual income tax expense differs from the expected income tax expense due to non-deductible expense, including meals and entertainment and regulatory penalties.

Deferred taxes result primarily from depreciation and amortization of property, equipment and software, prepaid expenses, accrued expenses and advances from representatives.

NOTE 6 - LEASES

The Company leases certain property and equipment under operating leases expiring at various dates through September 2021.

Rent expense totaled $71,714 for the year ended December 31, 2018.

Future minimum rental payments under non-cancelable operating leases as of December 31, 2018 are as follows:

Year	Amount
2019	45,187
2020	2,976
2021	2,976
	$51,139

NOTE 7 - RELATED PARTY TRANSACTIONS

In 2018, total salaries and commissions included in operating expense earned by the Company's President amounted to approximately $451,564.

The Company rents office space from Thacker Properties, LLC, which is owned by the President of the Company. Rent expense and fees for the use of furniture and equipment under this arrangement amounted to approximately $18,000 for the year ended December 31, 2018.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had regulatory net capital of $631,371, which was $560,415 in excess of its required minimum of $70,956. The Company's percent of aggregate indebtedness to net capital ratio was 168.58%.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

In October 2018, the Company became aware of a potential misappropriation of investor funds by a registered representative of the Company, who was subsequently arrested by the FBI and charged by the U.S. Attorney with various crimes. The Company has cooperated with the FBI, U.S. Attorney, and the Securities and Exchange Commission (SEC). The Company secured the client files and information from the registered representative's office immediately following his arrest, with the approval of the SEC. Through the end of 2018, the Company collected data from the registered representative's client files, contacted all customers of the registered representative that could be located, and compiled information on the extent of the fraud by the registered representative both before and after he joined Center Street (on August 15, 2017). The registered representative's acts prior to him joining Center Street are not liabilities of the firm. The total of the Company's potential liability in this matter was estimated to be $388,000. The Company submitted this amount to its fidelity bond carrier on or about January 3, 2019 along with documents from its investigation. The fidelity bond policy has a $25,000 deductible which was also accrued for in the 2018 financial statements. The $363.000 receivable from insurance company ($388,000 claim less $25,000 deductible) is classified as a non-allowable asset in computing net capital.

The Company expects to begin the payments to customers in the first quarter and the fidelity bond carrier has agreed to reimburse the Company after payments to customers are completed.

NOTE 10 –NEW ACCOUNTING PRONOUNCEMENT

The FASB implemented a new lease accounting rule, ASC 842 which will require the Company to implement effective January 1, 2019. ASC 842 requires that all leases other than short-term leases (less than 12 months in duration) are recorded on the balance sheet with a right-of-use asset as an offsetting liability. The Company currently does not have any material leases that would be required to record under the provisions of ASC 842.

CENTER STREET SECURITIES, INC.

SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

DECEMBER 31, 2018

Net Capital	
Total stockholder's equity from the Statement of Financial Condition	$ 1,321,696
Nonallowable assets from the Statement of Financial Condition	(690,225)
Net capital before haircuts	631,471
Haircuts	(100)
Net capital	$ 631,371
Total aggregate indebtedness	$ 1,064,342
Computation of basic net capital requirement	
Net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 70,956
Excess net capital	$ 560,415
Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital required	$ 524,937
Percentage of aggregate indebtedness to net capital	168.58 %

The net capital computed above and the Company's computation of net capital on its December 31, 2018 FOCUS Report - Part IIA agree. As a result, no reconciliation is necessary.

LBMC MAKE A GOOD BUSINESS BETTER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Center Street Securities, Inc.:

We have reviewed management's statements, included in the accompanying exemption reports, in which (1) Center Street Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Center Street Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Center Street Securities, Inc. stated that Center Street Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Center Street Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Center Street Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LBMC, PC

Brentwood, Tennessee
March 14, 2019

CENTER STREET SECURITIES, INC.

EXEMPTION FROM THE COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2018

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

Signature

President

Title

CENTER STREET SECURITIES, INC.

INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS
UNDER RULE 15c3-3 – EXEMPTION REPORT

DECEMBER 31, 2018

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in paragraph k(2)(ii) of the Rule.

The Company has met the exemption provision in paragraph k(2)(ii) of Rule 15c3-3 throughout the year ended December 31, 2018 without exception.

[signature]
Signature

President
Title